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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

    Certificate and Notice of Termination of Registration under Section 12(g)
      of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                              SUNRISE MEDICAL INC.
             (Exact name or registrant as specified in its charter)

                                     0-12744
                            (Commission File Number)

                              2382 Faraday Avenue,
                                    Suite 200
                               Carlsbad, CA 92008
                                 (314) 291-2000

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (Title of each class of securities covered by this Form)

                                      NONE
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)   (i)    [X]          Rule 12h-3(b)(1)   (i)    [X]
Rule 12g-4(a)(1)   (ii)   [ ]          Rule 12h-3(b)(1)   (ii)   [ ]
Rule 12g-4(a)(2)   (i)    [ ]          Rule 12h-3(b)(2)   (i)    [ ]
Rule 12g-4(a)(2)   (ii)   [ ]          Rule 12h-3(b)(2)   (ii)   [ ]


Approximate number of holders of record as of the certification or notice date:

                               COMMON STOCK - 288

On December 6, 2000, V.S.M. Acquisition Corp. ("Purchaser") purchased 21,519,946 shares of common stock, par value $1.00 per share ("Common Stock"), of Sunrise Medical Inc. (representing approximately 96.2% of the total number of shares outstanding) that were tendered in connection with Purchaser's Offer to Purchase dated October 30, 2000, as supplemented. As a

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result of this purchase, the number of holders of record of shares of Common
Stock was reduced to approximately 288.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sunrise Medical Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                       SUNRISE MEDICAL INC.

                                       By: /s/ Steven Jaye
                                          -----------------------
                                       Name: Steven Jaye, Esq.
                                       Title: Senior Vice President and
                                              General Counsel
DATE:  December 7, 2000